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                              October 2, 2020

       Linda Bain
       Chief Financial Officer
       Codiak BioSciences, Inc.
       35 CambridgePark Drive, Suite 500
       Cambridge, MA 02140

                                                        Re: Codiak BioSciences,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 9,
2020
                                                            File No. 333-248692

       Dear Ms. Bain:

              We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our references to prior comments are to comments in our September 18, 2020 letter.

       Response Letter dated September 25, 2020

       Our programs, page 2

   1. We note your response to comment 1 and proposed revisions. We continue to have the following concerns:
                                                            Your response
letter indicates that the pipeline chart "clearly shows" that the company's exoVACC
candidates are in the disclovery stage of development, despite the fact that the
table visually indicates that discovery has been completed. Please revise your table
accordingly.
                                                            With respect to the
three oncology targets and five gene targets, it appears given that you have
quantified the number and completed discovery, that you have identified these targets. The
targets for material product candidates constitute information that
 Linda Bain
Codiak BioSciences, Inc.
October 2, 2020
Page 2
              is material to investors. Please further identify these targets.
                We also note your indications that the referenced collaboration agreements are not economically material and that the company does not depend on the agreements.
              Please provide us with an analysis of the qualitative significance of these agreements. For example, tell us if you would be able to develop the relevant product candidates, product candidates that you deemed material enough to warrant inclusion in your pipeline chart, without these agreements.

        You may contact Vanessa Robertson at (202) 551-3649 or Brian Cascio at
(202) 551-
3676 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Suzanne Hayes at
(202) 551-
3675 with any other questions.



FirstName LastNameLinda Bain                                  Sincerely,
Comapany NameCodiak BioSciences, Inc.
                                                              Division of
Corporation Finance
October 2, 2020 Page 2                                        Office of Life
Sciences
FirstName LastName